EXHIBIT 12.01

GLENBOROUGH REALTY TRUST INCORPORATED

Computation of Ratio of Earnings to Fixed Charges

    and Ratio of Earnings to Fixed Charges and Preferred Dividends

For the five years ended December 31, 2004

(dollars in thousands)

	2000		2001	2002		2003		2004
EARNINGS, AS DEFINED

Net Income (1)	$36,236		$43,875	$22,490		$29,654		$27,575
Gain on Sales of Real Estate Assets	(20,482)		(884)	(6,704)		(14,204)		(14,427)
Minority Interest	3,307		2,745	291		1,101		465
Interest Expense (2)	63,280		37,802	38,746		38,501		37,455

	$82,341		$83,538	$54,823		$55,052		$51,068

FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED

Interest Expense (2)	$63,280		$37,802	$38,746		$38,501		$37,455
Capitalized Interest	3,777		4,573	3,939		3,119		3,572

Fixed Charges	67,057		42,375	42,685		41,620		41,027
Preferred Dividends	20,713		19,564	19,564		19,491		14,777

Fixed Charges and Preferred Dividends	$87,770		$61,939	$62,249		$61,111		$55,804

RATIO OF EARNINGS TO FIXED CHARGES (1)	1.23		1.97	1.28		1.32		1.24

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (1)	—	(3)	1.35	—	(4)	—	(5)	—	(6)

(1)	Includes depreciation and amortization expense as a deduction.
(2)	Includes interest expense from discontinued operations.
(3)	For the year ended December 31, 2000, earnings were insufficient to cover fixed charges and preferred dividends by $5,429.
(4)	For the year ended December 31, 2002, earnings were insufficient to cover fixed charges and preferred dividends by $7,426.
(5)	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges and preferred dividends by $6,059.
(6)	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges and preferred dividends by $4,736.